# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Computing Inc., CIK 0001758009
CUSIP: 74766W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5 Marine View Plaza, Suite 214, Hoboken, New Jersey (NJ), 07030
Date of event which requires filing of this statement: 04/03/2023
Filed by CIK 0001935476
Persons authorized to receive notices and communications: Christopher Roberts, 5 Marine View Plaza, Suite 214, Hoboken, New Jersey (NJ), 07030, (703) 436-2121

## Reporting persons
- Yuping Huang (CIK 0001935476): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,302,068; shared voting power 0; sole dispositive power 23,302,068; shared dispositive power 0; aggregate amount beneficially owned 23,302,068 (10.33% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Quantum Computing Inc.
Address of issuer's principal executive offices: 5 Marine View Plaza, Suite 214, Hoboken, New Jersey (NJ), 07030

## Item 2. Identity and Background
Name of person filing:
The Statement is being filed by Dr. Yuping Huang ("Dr. Huang"). Dr. Huang's present principal occupation or employment is serving as Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer. Dr. Huang is a United States citizen. The business address of Dr. Huang is 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030.

During the last five years Dr. Huang has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Schedule 13D is hereby amended and supplemented as follows:

On April 3, 2023, the Issuer issued to Dr. Huang 83,200 shares of Common Stock in lieu of cash bonus pursuant to the terms of the Employment Agreement (as defined below).

On June 27, 2023, Dr. Huang sold 100,000 shares of Common Stock.

On February 19, 2025, the Issuer issued to Dr. Huang options to purchase 14,350 shares of Common Stock. All of these options were vested immediately upon grant.

On March 25, 2025, Dr. Huang sold 200,000 shares of Common Stock.

On March 27, 2025, Dr. Huang transferred 2,000,000 shares of Common Stock to the YH Family Trust of 2025.

On May 19, 2025, Dr. Huang sold 500,000 shares of Common Stock.

On June 30, 2025, Dr. Huang exercised vested warrants (the "Warrants") to purchase 1,050,812 shares of Common Stock, which were acquired in the merger of the Issuer with QPhoton.

On September 4, 2025, Dr. Huang sold 1,000,000 shares of Common Stock.

On September 12, 2025, Dr. Huang made a bona fide gift of 400,000 shares of Common Stock to a charitable trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Except as described in this Item 4, Dr. Huang has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. Dr. Huang reserves the right, in light of his future evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change his plans and intentions at any time and from time to time, as he deems appropriate.

In his capacity as a director and senior executive officer of the Issuer, Dr. Huang participates in deliberations of the Issuer's senior management and directors in the normal course of the Issuer's business that could involve any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 from time to time, and, consistent with his fiduciary duties as an officer, may make proposals or recommendations to the Issuer's board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer's senior management, Dr. Huang participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including, from time to time, to Dr. Huang), in the ordinary course of business, generally on an annual basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Dr. Huang beneficially owns 23,302,068 shares of Common Stock (the "Huang Common Shares"), representing 10.33% of the total issued and outstanding shares of Common Stock as of the date hereof.1 These consist of:

(i) 23,953,706 shares of Common Stock issued at the closing of the merger with QPhoton, less 4,200,000 shares sold or donated, plus 83,200 shares received as a bonus;

(ii) 1,050,812 shares of Common Stock issued upon conversion of the Warrants;

(iii) 314,350 shares of Common Stock underlying options to purchase 314,350 shares of Common Stock, which are fully vested; and

(iv) 2,000,000 shares of Common Stock owned by the YH Family Trust of 2025, of which Dr. Huang's wife serves as trustee.

(b) Dr. Huang holds sole voting and dispositive power over the Huang Common Shares.

(c) Other than disclosed above, there were no transactions by Dr. Huang in the Issuer's Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Huang Common Shares.

(e) Not applicable.

1 Based on 225,594,497 shares of Common Stock issued and outstanding as of may 20, 2026 (as reported in the Issuer's definitive proxy statement filed on April 30, 2026), and the 414,350 shares of Common Stock underlying the vested options issued to the reporting person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Dr. Huang has an employment agreement (the "First Employment Agreement") with the Issuer which includes options to purchase 400,000 shares of Common Stock, vesting in four annual equal installments beginning at the date of grant October 14, 2022. Of such options, 100,000 vested immediately upon grant, and 100,000 vested on each of the 12-month, 24-month and 36-month anniversaries of the date of grant, such that all 400,000 options are now fully vested. The First Employment Agreement also provides that upon Dr. Huang's termination without Cause or resignation for Good Reason (each as defined in the First Employment Agreement), all stock options granted by the Issuer and then held by Dr. Huang shall be accelerated and become fully vested and exercisable as of the date of such termination. The First Employment Agreement was replaced by an amended and restated employment agreement with the Issuer effective January 1, 2026 (the "Second Employment Agreement"), which provides that Dr. Huang is eligible for annual long-term incentive awards of stock and stock options in amounts and subject to terms and conditions to be determined by the Board and based on performance criteria to be established by the Board. The Second Employment Agreement also provides that upon Dr. Huang's termination without Cause or resignation for Good Reason, all stock options granted by the Issuer and then held by Dr. Huang shall be accelerated and become fully vested and exercisable as of the date of such termination. To date, no securities of the Issuer have been granted to Dr. Huang under the Second Employment Agreement. Other than such employment agreements, to the knowledge of Dr. Huang, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Huang and/or any other person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Yuping Huang: /s/ Yuping Huang, Dr. Yuping Huang (05/28/2026)